UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including Exhibit 10.1, is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

Ospedale San Raffaele License Termination

On May 18, 2026, the Board of Directors of Genenta Science S.p.A. (the “Company”) approved the delivery of a notice of termination of the Company’s amended and restated license agreement with Ospedale San Raffaele S.r.l. (“OSR”), relating to certain technology and intellectual property rights licensed by OSR to the Company.

Subject to the terms of the agreement, the termination will result in the termination of the licenses and option rights granted to the Company under the agreement, subject to any surviving provisions, wind-down obligations, and accrued obligations thereunder. The Company does not expect to incur any material termination fee or penalty in connection with the termination, other than any accrued obligations under the agreement.

The Company made this determination following a review of its strategic priorities and resource allocation. The Company expects to reallocate resources toward its ongoing business and strategic initiatives.

The Company will continue to support and monitor the ongoing glioblastoma multiforme (“GBM”) clinical trial, which remains active with two patients currently under observation.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the expected impacts of the termination and future strategic plans of the Company. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update these forward-looking statements except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: May 19, 2026

Exhibits.

Exhibit No.	Description
10.1	Termination Notice Dated May 18, 2026